Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333−136666 June 28, 2007
New Issue	Indicative Terms

THE BEAR STEARNS COMPANIES INC.
Notes Linked to an Equity Index Portfolio Due: January [●], 2011
INVESTMENT HIGHLIGHTS
•	3.5 year term to maturity.
•	The Notes are partially principal protected.
•	Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A+ by S&P).
•	Issue Price: 100.00% of the principal amount ($1,000 per Note).
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Linked to the performance of a portfolio comprised of the following four equity indices with the following respective weightings within the portfolio: (1) 30.00% the S&P 500® Index; (2) 30.00% the DJ Euro STOXX 50® Index; (3) 30.00% the Nikkei 225SM Index; (4) 10.00% the FTSE/Xinhua China 25 Index (each such index a “Component” and together the “Portfolio”). When we refer to Notes in this free writing prospectus, we mean Notes with a principal amount of $1,000.

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The Cash Settlement Value will be based on the appreciation, if any, in the Portfolio over the term of the Notes as measured by the Portfolio Return. The “Portfolio Return” is calculated as the weighted average of the four Component Performances, where the “Component Performance” with respect to a Component measures the average level of such Component as of four Observation Dates relative to its Initial Component Level on the Pricing Date.

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If, at maturity, the Portfolio Return is greater than or equal to zero, the Cash Settlement Value for each Note will be equal to the $1000 principal amount of the Note, plus the product of: (i) $1,000 principal amount multiplied by (ii) the Portfolio Return, multiplied by (iii) the Upside Participation Rate of [190%].

•	If, at maturity, the Portfolio Return is less than zero, but greater than or equal to [-20]%, then the Cash Settlement Value for each Note will be equal to the $1,000 principal amount of the Note.
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If, at maturity, the Portfolio Return is less than [-20]%, then the Cash Settlement Value for each Note will be equal to the $1,000 principal amount minus 1% of the $1,000 principal amount for each percentage point that the Portfolio Return is less than [-20]%. For example, if the Portfolio Return is -40%, you will suffer a [20]% loss and, therefore, receive [80]% of the principal amount.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.
The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

GENERAL TERMS

This free writing prospectus relates to a Note offering linked to the potential positive performance of a portfolio comprised of four indices. The following are the four indices and their respective weightings in the portfolio: (1) 30.00% the S&P 500® Index; (2) 30.00% the DJ Euro STOXX 50® Index; (3) 30.00% the Nikkei 225SM Index; (4) 10.00% the FTSE/Xinhua China 25 Index (each such index a “Component” and together the “Portfolio”). We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Defined terms not defined herein shall have the same meaning as in the Pricing Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A1 / A+ (Moody’s / S&P)
CUSIP NUMBER:	073928W66
ISSUE PRICE:	100.00% of the Principal Amount
PRINCIPAL AMOUNT:	$[●]
DENOMINATIONS:	$1,000 per Note and $1,000 multiples thereafter
SELLING PERIOD ENDS:	June [●], 2007
SETTLEMENT DATE:	July [●], 2007
MATURITY DATE:	January [●], 2011 (for a term of approximately 42 months). The Maturity Date is subject to adjustment as described in the Pricing Supplement.
CASH SETTLEMENT VALUE:
If, at maturity, the Portfolio Return is greater than or equal to zero, the Cash Settlement Value for each Note will be equal to the $1,000 principal amount of the Note plus the product of: (i) the $1,000 principal amount multiplied by (ii) the Portfolio Return multiplied by (iii) the Upside Participation Rate.

If, at maturity, the Portfolio Return is less than zero but greater than or equal to [-20]%, then the Cash Settlement Value for each Note will be equal to the $1,000 principal amount of the Note.

If, at maturity, the Portfolio Return is less than [-20]%, then the Cash Settlement Value for each Note will be equal to the $1,000 principal amount minus 1% of the principal amount for each percentage point that the Portfolio Return is less than [-20]%. For example, if the Portfolio Return is -40%, you will suffer a 20% loss and, therefore, receive 80% of the principal amount.

PORTFOLIO RETURN:	An amount, determined by the Calculation Agent, and equal to the sum of (i) the Component Performance for each Component multiplied by (ii) its respective Weighting within the Portfolio.
COMPONENT PERFORMANCE:
As of the Final Observation Date and with respect to a Component, the quotient, expressed as a percentage, of (i) the arithmetic average of the Observation Level for that Component as of each Observation Date minus the Initial Component Level of that Component divided by (ii) the Initial Component Level of that Component.

FINAL OBSERVATION DATE:	January [●], 2011.
OBSERVATION LEVELS:
As of any Observation Date and with respect to each Index, the closing index level as reported by the relevant Index Sponsor and displayed on Bloomberg Page SPX <Index> <Go> with respect to the SPX; Bloomberg Page SX5E <Index> <Go> with respect to the SX5E; Bloomberg Page NKY<Index> <Go> with respect to the NKY; and Bloomberg Page XIN0I <Index> <Go> with respect to the XIN0I.

OBSERVATION DATES:
January [●], 2008, January [●], 2009, January [●], 2010, and January [●], 2011; provided that, with respect to a Component, (i) if such date is not a Component Business Day (as defined herein) for that Component, then the Observation Date for that Component will be the next succeeding day that is a Component Business Day for that Component and (ii) if a Market Disruption Event (as defined herein) exists for that Component on the Observation Date, the Observation Date for that Component will be the next Component Business Day for that Component on which a Market Disruption Event does not exist for that Component. If the Observation Date for any Component is postponed for three consecutive Component Business Days due to the existence of a Market Disruption Event, then, notwithstanding the existence of a Market Disruption Event on that third Component Business Day, that third Component Business Day will be the Observation Date for that Component. For the avoidance of doubt, if no Market Disruption Event exists with respect to a Component on the Observation Date, the determination of that Component’s Observation Level will be made on the Observation Date, irrespective of the existence of a Market Disruption Event with respect to one or more of the other Components. The Observation Dates are subject to adjustment as described in the Pricing Supplement.

INITIAL COMPONENT LEVELS:	[●] with respect to the SPX;
[●] with respect to the SX5E;
[●] with respect to the NKY; and
[●] with respect to the XIN0I; each representing the closing level of the respective Component on July [●], 2007.
WEIGHTING:	30% with respect to the SPX;
30% with respect to the SX5E;
30% with respect to the NKY;
10% with respect to the XIN0I;
INTEREST:	The Notes will not bear interest.
UPSIDE PARTICIPATION RATE:	[190.00]%
COMPONENTS:
The Notes are linked to the performance of a portfolio comprised of four indices. The following are the four equity indices with the following respective Weightings within the portfolio: (1) 30.00% the S&P 500® Index (the “SPX”); (2) 30.00% the DJ Euro STOXX 50® Index (the “SX5E”); (3) 30.00% the Nikkei 225SM Index (the “NKY”) and; (4) 10.00% the the FTSE/Xinhua China 25 Index (“XIN0I”) (each such index a “Component” and together the “Portfolio”). The Weighting of each Component is fixed at the respective Weighting mentioned above and will not change during the term of the Notes unless one or more Components are modified during the term of the Notes.

INDEX SPONSORS
Standard & Poor’s (“S&P”), a division of The McGraw Hill Companies, as the sponsor of the S&P 500® Index; STOXX Limited, a partnership of Deutsche Börse AG, Dow Jones & Company and the SWX Group as the sponsor of the DJ Euro STOXX 50® Index; Nihon Keizai Shimbun, Inc. as the sponsor of the Nikkei 225SM Index; and FTSE/Xinhua Index Limited, a joint venture of FTSE International Limited and Xinhua Financial Network Limited, as the sponsor of the FTSE/Xinhua China 25 Index.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated June 28, 2007 (subject to completion) (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated June 28, 2007 (subject to completion):
http://www.sec.gov/Archives/edgar/data/777001/000114420407034038/v079685_424b2.htm
•	Prospectus Supplement dated August 16, 2006:
http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm
•	Prospectus dated August 16, 2006:
http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

ILLUSTRATIVE EXAMPLES OF CASH SETTLEMENT VALUE

The following tables are for illustrative purposes and are not indicative of the future performance of the Components or the future value of the Notes.

The following examples demonstrate how the hypothetical Cash Settlement Value of a Note is calculated based on the assumptions outlined below. The examples do not purport to be representative of every possible scenario concerning increases or decreases in the Portfolio or the Components underlying the Portfolio. You should not construe the examples as an indication or assurance of the expected performance of the Notes. Actual returns may be different. The examples demonstrating the hypothetical Cash Settlement Value of a Note are based on the following assumptions:

Assumptions:

•	Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.
•	Investor holds the Notes to maturity.
•	The Upside Participation Rate is [190.00]%.
•	The Initial Component Level for the SPX is equal to 1,500.00.
•	The Initial Component Level for the SX5E is equal to 4,500.00.
•	The Initial Component Level for the NKY is equal to 18,200.00.
•	The Initial Component Level for the XIN0I is equal to 18,700.00.
•	All returns are based on a 42 month term, pre-tax basis.
•	There are four Observation Dates.
•	No Market Disruption Events or Events of Default occur during the term of the Notes.

Example 1: The Portfolio Return is greater than zero.

In this example, the Component Performance for each Component is positive. This example illustrates how holders of the Notes may benefit from the positive Component Performances of the Components over the term of the Notes.

Index	Initial Component Level	Observation Date 1	Observation Date 2	Observation Date 3	Observation Date 4	Component Performance	Weighting within the Portfolio
SPX	1,500.00	1,432.00	1,460.40	1,653.60	1,691.80	3.96%	30.00%
SX5E	4,500.00	4,840.50	5,308.00	5,170.60	5,194.40	13.96%	30.00%
NKY	18,200.00	22,175.60	31,663.60	35,420.30	42,529.60	81.03%	30.00%
XIN0I	18,700.00	22,588.80	26,067.90	25,055.70	25,648.90	32.84%	10.00%

On the Final Observation Date, the Component Performance for SPX would be 3.96%, the Component Performance for SX5E would be 13.96%, the Component Performance for NKY would be 81.03%, and the Component Performance for XIN0I would be 32.84%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be greater than zero.

The Portfolio Return is an amount equal to the sum of the Component Performance for each Component multiplied by its respective Weighting in the Portfolio.

Portfolio Return = (3.96% x 30.00%) + (13.96% x 30.00%) + (81.03% x 30.00%) + (32.84% x 10.00%)

Portfolio Return = 32.97%

The Cash Settlement Value, using the formula below, would equal $1,626.43.

Cash Settlement Value

Example 2: The Portfolio Return might be less than zero but greater than -20.00%.

In this example, the Component Performance for three Components is negative and the Component Performance for the remaining Component is positive. On the Calculation Date, the Portfolio Return is -6.74%. Because the Portfolio Return is less than zero but greater than -20.00%, at maturity you would receive the principal amount of the Note. This example shows that a Portfolio Return between zero and -20.00% results in an investor receiving 100% of the principal amount of the Note.

Index	Initial Component Level	Observation Date 1	Observation Date 2	Observation Date 3	Observation Date 4	Component Performance	Weighting within the Portfolio
SPX	1,500.00	1,470.90	1,587.60	1,683.10	1,797.00	8.98%	30.00%
SX5E	4,500.00	4,295.00	3,741.70	3,853.30	3,726.00	-13.24%	30.00%
NKY	18,200.00	17,656.30	16,647.90	16,464.20	12,917.40	-12.52%	30.00%
XIN0I	18,700.00	16,476.40	15,054.60	14,890.10	15,655.30	-17.01%	10.00%

On the Final Observation Date, the Component Performance for SPX would be 8.98%, the Component Performance for SX5E would be -13.24%, the Component Performance for NKY would be -12.52%, and the Component Performance for XIN0I would be -17.01%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be less than zero.

The Portfolio Return is an amount equal to the sum of the Component Performance for each Component multiplied by its respective Weighting in the Portfolio.

Portfolio Return = (8.98% x 30.00%) + (-13.24% x 30.00%) + (-12.52% x 30.00%) + (-17.01% x 10.00%)

Portfolio Return = -6.74%
Since the Portfolio Return would be less than zero, but greater than -20.00%, the Cash Settlement Value for each Note would be the principal amount of $1,000.

Example 3: The Portfolio Return is less than -20.00%.

In this example, the Component Performance for each Component is negative. This examples shows how, if the Portfolio Return is less than -20.00%, you will lose 1% of your principal amount for each percentage point that the Portfolio Return is less than -20.00%.

Index	Initial Component Level	Observation Date 1	Observation Date 2	Observation Date 3	Observation Date 4	Component Performance	Weighting within the Portfolio
SPX	1,500.00	1,596.80	1,390.30	894.70	791.00	-22.12%	30.00%
SX5E	4,500.00	3,838.50	3,864.60	2,466.40	2,096.70	-31.85%	30.00%
NKY	18,200.00	11,313.70	10,852.00	12,068.30	10,760.20	-38.19%	30.00%
XIN0I	18,700.00	19,329.10	14,956.00	14,128.30	13,915.60	-16.67%	10.00%

On the Final Observation Date, the Component Performance for SPX would be -22.12%, the Component Performance for SX5E would be -31.85%, the Component Performance for NKY would be -38.19%, and the Component Performance for XIN0I would be -16.67%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be less than zero.

The Portfolio Return is an amount equal to the sum of the Component Performance for each Component multiplied by its respective Weighting in the Portfolio.

Portfolio Return = (-22.12% x 30.00%) + (-31.85% x 30.00%) + (-38.19% x 30.00%) + (-16.67% x 10.00%)

Portfolio Return = -29.32%

The Cash Settlement Value, using the formula below, would equal $906.80.

Cash Settlement Value

SELECTED RISK CONSIDERATIONS

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Possible loss of principal—Your investment in the Notes is not fully principal protected and you may lose up to [80]% of your initial investment. If you sell your Notes prior to maturity or the Portfolio Return is less than [-20%], you may receive less than the amount you originally invested.

•	No current income—We will not pay any interest on the Notes.
•	Non-conventional return—The yield on the Notes, therefore, may be less than the yield on a conventional debt security of comparative maturity.
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No interest, dividend or other payments—You will not receive any interest, dividend payments or other distributions in respect of the stocks underlying the Components; nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

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Not exchange-listed—The Notes will not be listed on any securities exchange or quotation system and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity.

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Liquidity—If a trading market were to develop in the Notes, it may not be liquid. Our subsidiary, Bear Stearns has advised us that they intend under ordinary market conditions to indicate prices for the Notes upon request. However, we cannot guarantee that bids for outstanding Notes will be made; nor can we predict the price at which any such bids will be made. In any event, Notes will cease trading as of the close of business on the Maturity Date.

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Return related to movements in the Portfolio—If the Portfolio Return is less than zero but greater than or equal to [-20]%, your return will be limited to the principal amount of your Notes. In addition, investors will lose 1% of their principal amount for every percentage point that the Portfolio Return is less than [-20%].

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The Components may not move in tandem—At a time when the level of one of the Components increases, the level of one or more of the other Components may decline. Therefore, in calculating the Portfolio Return, increases in the level of one or more of the Components may be moderated, or wholly offset, by lesser increases or declines in the level of one or more of the other Components.